EXHIBIT 12


                                                                                                      Quarter
                                                          Fiscal Year Ended September 30,              Ended
                                                          -------------------------------           December 31,
Earnings Available for Fixed Charges:               1996      1997      1998      1999      2000        2000
                                                   -----     -----     -----     -----     -----       -----
                                                    (1)       (1)                                         (2)
   Pre-tax income from continuing operations       $ 193     $ 197     $ 256     $ 333     $ 369       $ (12)

Adjustments:
   Undistributed income of affiliates                (10)      (10)       (1)       (7)       --          (2)
                                                   -----     -----     -----     -----     -----       -----
                                                     183       187       255       326       369         (14)
Add fixed charges included in earnings:
   Interest expense                                   10        10        43        65        92          37
   Interest element of rentals                         7         7         8         8         9           2
   Amortization of debt issuance costs                --        --        --         1         1          --
                                                   -----     -----     -----     -----     -----       -----
     Total                                            17        17        51        74       102          39
                                                   -----     -----     -----     -----     -----       -----

   Total earnings available for fixed charges:     $ 200     $ 204     $ 306     $ 400     $ 471       $  25
                                                   -----     -----     -----     -----     -----       -----

Fixed Charges:
   Fixed charges included in earnings              $  17     $  17     $  51     $  74     $ 102       $  39
   Capitalized interest                               --        --        --        --         1          --
                                                   -----     -----     -----     -----     -----       -----
   Total fixed charges                             $  17     $  17     $  51     $  74     $ 103       $  39
                                                   -----     -----     -----     -----     -----       -----

   Ratio of Earnings to Fixed Charges(3)            11.8      12.0       6.0       5.4       4.6          --
                                                   =====     =====     =====     =====     =====       =====

   1 = On September 30, 1997, Rockwell International Corporation transferred its automotive businesses to Meritor and distributed all of the issued and outstanding shares of Meritor's common stock to Rockwell shareowners. The financial information presented for periods prior to September 30, 1997 has been prepared based on the combined historical financial position, results of operations and cash flows of the ongoing automotive businesses of Rockwell prior to the distribution and is not necessarily indicative of what the financial position, results of operations or cash flows would have been had Meritor been an independent public company during the periods presented.

   2 = As a result of a loss in the first quarter of fiscal 2001, earnings were not sufficient to cover fixed charges by $14 million.

   3 = "Earnings" are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.